Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year 2024

(Beijing–April 25, 2024)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 29, 2024.

Highlights for the Fourth Quarter of Fiscal Year 2024

-	Net revenues was US$429.6 million, compared to net revenues of US$269.0 million in the same period of the prior year.
-	Loss from operations was US$11.1 million, compared to loss from operations of US$44.4 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$9.4 million, compared to non-GAAP loss from operations of US$18.1 million in the same period of the prior year.
-	Net income attributable to TAL was US$27.5 million, compared to net loss attributable to TAL of US$39.4 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$48.0 million, compared to non-GAAP net loss attributable to TAL of US$13.1 million in the same period of the prior year.
-	Basic net income per American Depositary Share (“ADS”) was US$0.05, and diluted net income per ADS was US$0.04. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.08. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,303.3 million as of February 29, 2024, compared to US$3,171.5 million as of February 28, 2023.

Highlights for the Fiscal Year Ended February 29, 2024

-	Net revenues was US$1,490.4 million, compared to net revenues of US$1,019.8 million in the same period of the prior year.
-	Loss from operations was US$69.2 million, compared to loss from operations of US$90.7 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$19.7 million, compared to non-GAAP income from operations of US$17.8 million in the same period of the prior year.
-	Net loss attributable to TAL was US$3.6 million, compared to net loss attributable to TAL of US$135.6 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$85.3 million, compared to non-GAAP net loss attributable to TAL of US$27.0 million in the same period of the prior year.
-	Basic and diluted net loss per ADS were both US$0.01. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.14.

Financial Data——Fourth Quarter and Fiscal Year 2024

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	February 28/29,
	2023	2024	Pct. Change
Net revenues	268,986	429,563	59.7%
Loss from operations	(44,416)	(11,061)	(75.1)%
Non-GAAP (loss)/income from operations	(18,090)	9,440	(152.2)%
Net (loss)/income attributable to TAL	(39,417)	27,508	(169.8)%
Non-GAAP net (loss)/income attributable to TAL	(13,091)	48,009	(466.7)%
Net (loss)/income per ADS attributable to TAL – basic	(0.06)	0.05	(173.5)%
Net (loss)/income per ADS attributable to TAL – diluted	(0.06)	0.04	(172.1)%
Non-GAAP net (loss)/income per ADS attributable to TAL – basic	(0.02)	0.08	(486.5)%
Non-GAAP net (loss)/income per ADS attributable to TAL – diluted	(0.02)	0.08	(478.9)%

	Fiscal Year Ended
	February 28/29,
	2023	2024	Pct. Change
Net revenues	1,019,772	1,490,440	46.2%
Loss from operations	(90,730)	(69,229)	(23.7)%
Non-GAAP income from operations	17,841	19,669	10.2%
Net loss attributable to TAL	(135,612)	(3,573)	(97.4)%
Non-GAAP net (loss)/income attributable to TAL	(27,041)	85,325	(415.5)%
Net loss per ADS attributable to TAL – basic	(0.21)	(0.01)	(97.2)%
Net loss per ADS attributable to TAL – diluted	(0.21)	(0.01)	(97.2)%
Non-GAAP net (loss)/income per ADS attributable to TAL – basic	(0.04)	0.14	(429.9)%
Non-GAAP net (loss)/income per ADS attributable to TAL – diluted	(0.04)	0.14	(424.2)%

“We ended the 2024 fiscal year with continued development across our core businesses, each delivering distinct value propositions to our customers” said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: “As we move into fiscal year 2025, we remain focused on delivering high quality products and services, managing our overall operational efficiency, while also harnessing new technologies to transform our business”.

Financial Results for the Fourth Quarter of Fiscal Year 2024

Net Revenues

In the fourth quarter of fiscal year 2024, TAL reported net revenues of US$429.6 million, representing a 59.7% increase from US$269.0 million in the fourth quarter of fiscal year 2023.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2024, operating costs and expenses were US$445.4 million, representing a 41.7% increase from US$314.4 million in the fourth quarter of fiscal year 2023. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$424.9 million, representing a 47.5% increase from US$288.1 million in the fourth quarter of fiscal year 2023.

Cost of revenues increased by 58.4% to US$202.2 million from US$127.7 million in the fourth quarter of fiscal year 2023. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 59.8% to US$199.6 million, from US$124.9 million in the fourth quarter of fiscal year 2023.

Selling and marketing expenses increased by 69.0% to US$125.9 million from US$74.5 million in the fourth quarter of fiscal year 2023. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 80.1% to US$120.4 million, from US$66.9 million in the fourth quarter of fiscal year 2023.

General and administrative expenses increased by 4.5% to US$117.2 million from US$112.2 million in the fourth quarter of fiscal year 2023. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 8.9% to US$104.9 million, from US$96.3 million in the fourth quarter of fiscal year 2023.

Total share-based compensation expenses allocated to the related operating costs and expenses in the fourth quarter of fiscal year 2024 was US$20.5 million, compared to US$26.3 million for the fourth quarter of fiscal year 2023.

Gross Profit

Gross profit increased by 60.9% to US$227.3 million from US$141.3 million in the fourth quarter of fiscal year 2023.

(Loss)/Income from Operations

Loss from operations was US$11.1 million in the fourth quarter of fiscal year 2024, compared to loss from operations of US$44.4 million in the fourth quarter of fiscal year 2023. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$9.4 million, compared to Non-GAAP loss from operations of US$18.1 million in the same period of the prior year.

Other Income/(Expense)

Other income was US$37.3 million for the fourth quarter of fiscal year 2024, compared to other income of US$2.1 million in the fourth quarter of fiscal year 2023.

Impairment Loss on Long-term Investments

Impairment loss on Long-term investment was US$14.0 million for the fourth quarter of fiscal year 2024, compared to US$0.9 million for the fourth quarter of fiscal year 2023.

Income Tax Expense

Income tax expense was US$6.5 million in the fourth quarter of fiscal year 2024, compared to US$10.5 million of income tax expense in the fourth quarter of fiscal year 2023.

Net (Loss)/Income attributable to TAL Education Group

Net income attributable to TAL was US$27.5 million in the fourth quarter of fiscal year 2024, compared to net loss attributable to TAL of US$39.4 million in the fourth quarter of fiscal year 2023. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$48.0 million, compared to Non-GAAP net loss attributable to TAL of US$13.1 million in the fourth quarter of fiscal year 2023.

Basic and Diluted Net (Loss)/Income per ADS

Basic net income per ADS was US$0.05, and diluted net income per ADS was US$0.04 in the fourth quarter of fiscal year 2024. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.08 in the fourth quarter of fiscal year 2024.

Cash Flow

Net cash used in operating activities for the fourth quarter of fiscal year 2024 was US$23.7 million.

Cash, Cash Equivalents, and Short-Term Investments

As of February 29, 2024, the Company had US$2,208.7 million of cash and cash equivalents and US$1,094.6 million of short-term investments, compared to US$2,021.9 million of cash and cash equivalents and US$1,149.6 million of short-term investments as of February 28, 2023.

Deferred Revenue

As of February 29, 2024, the Company’s deferred revenue balance was US$428.3 million, compared to US$237.4 million as of February 28, 2023.

Financial Results for the Fiscal Year Ended February 29, 2024

Net Revenues

For fiscal year 2024, TAL reported net revenues of US$1,490.4 million, representing a 46.2% increase from US$1,019.8 million in fiscal year 2023.

Operating Costs and Expenses

In fiscal year 2024, operating costs and expenses were US$1,576.1 million, representing a 39.1% increase from US$1,133.2 million in fiscal year 2023. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,487.2 million, representing a 45.1% increase from US$1,024.6 million in fiscal year 2023.

Cost of revenues increased by 56.8% to US$684.3 million from US$436.4 million in fiscal year 2023. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 58.7% to US$674.7 million from US$425.0 million in fiscal year 2023.

Selling and marketing expenses increased by 63.2% to US$461.9 million from US$283.0 million in fiscal year 2023. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 73.2% to US$437.2 million from US$252.4 million in fiscal year 2023.

General and administrative expenses increased by 3.9% to US$429.9 million from US$413.8 million in fiscal year 2023. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 8.1% to US$375.3 million from US$347.2 million in fiscal year 2023.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 18.1% to US$88.9 million in fiscal year 2024 from US$108.6 million in the same period of fiscal year 2023.

Gross Profit

Gross profit increased by 38.2% to US$806.1 million from US$583.4 million in fiscal year 2023.

(Loss)/Income from Operations

Loss from operations was US$69.2 million in fiscal year 2024, compared to loss from operations of US$90.7 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$19.7 million, compared to US$17.8 million Non-GAAP income from operations in the same period of the prior year.

Other Income/(Expense)

Other income was US$48.8 million for fiscal year 2024, compared to other expense of US$82.4 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$47.0 million for the fiscal year 2024, compared to US$7.7 million for fiscal year 2023.

Income Tax Expense

Income tax expense was US$15.4 million in fiscal year 2024, compared to US$20.0 million of income tax expense in fiscal year 2023.

Net (Loss)/Income Attributable to TAL Education Group

Net loss attributable to TAL was US$3.6 million in fiscal year 2024, compared to net loss attributable to TAL of US$135.6 million in fiscal year 2023. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$85.3 million, compared to US$27.0 million Non-GAAP net loss attributable to TAL in the same period of the prior year.

Cash Flow

Net cash provided by operating activities in fiscal year 2024 was US$306.2 million.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net loss per ADS were both US$0.01 in fiscal year 2024. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.14.

Extension of Share Repurchase Program by the Company

Extension of Share Repurchase Program by the Company TAL’s board of directors (the “Board”) has authorized to extend the Company’s share repurchase program (the “Share Repurchase Program”) initially launched in April 2021 by another 12 months. The Company has repurchased its American depositary shares, every three representing one Class A common share, at an aggregate consideration of approximately US$233.6 million under the Share Repurchase Program between April 1, 2023 and April 25, 2024. Pursuant to the extended Share Repurchase Program, the Company may repurchase up to approximately US$503.8 million of its common shares through April 30, 2025. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter of fiscal year 2024 ended February 29, 2024 at 8:00 a.m. Eastern Time on April 25, 2024 (8:00 p.m. Beijing time on April 25, 2024).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI23be6c0588034962aee23821deb37f5e.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non-GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses, the related tax effect of which has been nil. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2023	As of February 29, 2024
ASSETS

Current assets
Cash and cash equivalents	$2,021,927	$2,208,756
Restricted cash-current	126,891	167,656
Short-term investments	1,149,607	1,094,593
Inventory	39,002	68,328
Amounts due from related parties-current	423	343
Income tax receivables	5,071	-
Prepaid expenses and other current assets	125,486	159,498
Total current assets	3,468,407	3,699,174
Restricted cash-non-current	146,089	81,064
Property and equipment, net	288,877	405,319
Deferred tax assets	5,973	4,620
Rental deposits	12,734	16,947
Intangible assets, net	485	1,988
Land use right, net	193,878	189,049
Amounts due from related parties- non-current	-	59
Long-term investments	453,375	284,266
Long-term prepayments and other non-current assets	5,534	14,359
Operating lease right-of-use assets	149,002	231,104
Total assets	$4,724,354	$4,927,949

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$59,991	$127,321
Deferred revenue-current	234,889	400,286
Amounts due to related parties-current	100	96
Accrued expenses and other current liabilities	446,711	491,911
Operating lease liabilities, current portion	42,174	62,604
Total current liabilities	783,865	1,082,218
Deferred revenue-non-current	2,465	27,993
Deferred tax liabilities	1,563	2,360
Operating lease liabilities, non-current portion	115,548	176,614
Total liabilities	903,441	1,289,185

Equity
Class A common shares	169	152
Class B common shares	49	49
Treasury Stock	(6)	-
Additional paid-in capital	4,400,656	4,256,957
Statutory reserve	160,353	165,138
Accumulated deficit	(685,912)	(694,270)
Accumulated other comprehensive loss	(30,666)	(65,928)
Total TAL Education Group's equity	3,844,643	3,662,098
Noncontrolling interest	(23,730)	(23,334)
Total equity	3,820,913	3,638,764
Total liabilities and equity	$4,724,354	$4,927,949

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2023	2024	2023	2024
Net revenues	$268,986	$429,563	$1,019,772	$1,490,440
Cost of revenues (note 1)	127,713	202,241	436,358	684,316
Gross profit	141,273	227,322	583,414	806,124
Operating expenses (note 1)
Selling and marketing	74,512	125,949	283,036	461,851
General and administrative	112,163	117,240	413,791	429,947
Total operating expenses	186,675	243,189	696,827	891,798
Government subsidies	986	4,806	22,683	16,445
Loss from operations	(44,416)	(11,061)	(90,730)	(69,229)
Interest income	20,077	20,895	61,564	84,928
Other income/(expense)	2,110	37,255	(82,416)	48,766
Gain from disposal of a subsidiary	-	-	9,550	-
Impairment loss on long-term investments	(862)	(13,951)	(7,687)	(46,982)
(Loss)/income before income tax expense and (loss)/income from equity method investments	(23,091)	33,138	(109,719)	17,483
Income tax expense	(10,452)	(6,504)	(20,011)	(15,379)
(Loss)/income from equity method investments	(3,049)	694	(2,248)	(6,242)
Net (loss)/income	$(36,592)	$27,328	$(131,978)	$(4,138)
Add: Net (income)/loss attributable to noncontrolling interest	(2,825)	180	(3,634)	565
Total net (loss)/income attributable to TAL Education Group	$(39,417)	$27,508	$(135,612)	$(3,573)
Net (loss)/income per common share
Basic	$(0.19)	$0.14	$(0.64)	$(0.02)
Diluted	(0.19)	0.13	(0.64)	(0.02)
Net (loss)/income per ADS (note 2)
Basic	$(0.06)	$0.05	$(0.21)	$(0.01)
Diluted	(0.06)	0.04	(0.21)	(0.01)
Weighted average shares used in calculating net (loss)/income per common share
Basic	211,977,774	201,140,767	212,575,277	203,304,744
Diluted	211,977,774	205,157,437	212,575,277	203,304,744

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28/29,		Ended February 28/29,
	2023	2024	2023	2024
Cost of revenues	$2,790	$2,626	$11,319	$9,615
Selling and marketing expenses	7,648	5,505	30,662	24,625
General and administrative expenses	15,888	12,370	66,590	54,658
Total	$26,326	$20,501	$108,571	$88,898

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive income/(loss)

(In thousands of U.S. dollars)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2023	2024	2023	2024
Net (loss)/income	$(36,592)	$27,328	$(131,978)	$(4,138)
Other comprehensive income/(loss), net of tax	51,838	(8,062)	(89,534)	(34,301)
Comprehensive income/(loss)	15,246	19,266	(221,512)	(38,439)
Add: Comprehensive income attributable to noncontrolling interest	(2,211)	(40)	(6,383)	(396)
Comprehensive income/(loss) attributable to TAL Education Group	$13,035	$19,226	$(227,895)	$(38,835)

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2023	2024	2023	2024
Net cash (used in)/provided by operating activities	$(40,961)	$(23,746)	$7,358	$306,172
Net cash provided by/(used in) investing activities	23,152	(38,887)	(301,626)	95,068
Net cash provided by/(used in) financing activities	51	206	(66,184)	(233,095)
Effect of exchange rate changes	4,433	(2,465)	(26,427)	(5,576)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(13,325)	(64,892)	(386,879)	162,569
Cash, cash equivalents and restricted cash at the beginning of period	2,308,232	2,522,368	2,681,786	2,294,907
Cash, cash equivalents and restricted cash at the end of period	$2,294,907	$2,457,476	$2,294,907	$2,457,476

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2023	2024	2023	2024
Cost of revenues	$127,713	$202,241	$436,358	$684,316
Share-based compensation expense in cost of revenues	2,790	2,626	11,319	9,615
Non-GAAP cost of revenues	124,923	199,615	425,039	674,701
Selling and marketing expenses	74,512	125,949	283,036	461,851
Share-based compensation expense in selling and marketing expenses	7,648	5,505	30,662	24,625
Non-GAAP selling and marketing expenses	66,864	120,444	252,374	437,226
General and administrative expenses	112,163	117,240	413,791	429,947
Share-based compensation expense in general and administrative expenses	15,888	12,370	66,590	54,658
Non-GAAP general and administrative expenses	96,275	104,870	347,201	375,289
Operating costs and expenses	314,388	445,430	1,133,185	1,576,114
Share-based compensation expense in operating costs and expenses	26,326	20,501	108,571	88,898
Non-GAAP operating costs and expenses	288,062	424,929	1,024,614	1,487,216
Loss from operations	(44,416)	(11,061)	(90,730)	(69,229)
Share based compensation expenses	26,326	20,501	108,571	88,898
Non-GAAP (loss)/income from operations	(18,090)	9,440	17,841	19,669
Net (loss)/income attributable to TAL Education Group	(39,417)	27,508	(135,612)	(3,573)
Share based compensation expenses	26,326	20,501	108,571	88,898
Non-GAAP net (loss)/income attributable to TAL Education Group	$(13,091)	$48,009	$(27,041)	$85,325
Net (loss)/income per ADS
Basic	$(0.06)	$0.05	$(0.21)	$(0.01)
Diluted	(0.06)	0.04	(0.21)	(0.01)
Non-GAAP Net (loss)/income per ADS
Basic	$(0.02)	$0.08	$(0.04)	$0.14
Diluted	(0.02)	0.08	(0.04)	0.14
ADSs used in calculating net (loss)/income per ADS
Basic	635,933,322	603,422,301	637,725,831	609,914,232
Diluted	635,933,322	615,472,311	637,725,831	609,914,232
ADSs used in calculating Non-GAAP net (loss)/income per ADS
Basic	635,933,322	603,422,301	637,725,831	609,914,232
Diluted	635,933,322	615,472,311	637,725,831	620,629,080